              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D
                       (Amendment No. 1)

           Under the Securities Exchange Act of 1934



                   Target Technologies, Inc.
- ------------------------------------------------------------------------------
                       (Name of Issuer)


                 Common Stock, Par Value $0.01
- ------------------------------------------------------------------------------
                (Title of Class of Securities)


                           87612N106
- ------------------------------------------------------------------------------
             (CUSIP Number of Class of Securities)


            Patricia Renda WisdomTree Associates, L.P.
        1633 Broadway, 38th Floor New York, New York 10019
                        (212) 843-2782
- ------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                          Copies to:

           Roger D. Blanc Willkie Farr & Gallagher 153
      East 53rd Street New York, NY 10022 (212) 821-8000

                        April 16, 1996
- ------------------------------------------------------------------------------
                 (Date of Event which Requires
                   Filing of this Schedule)

         If the  filing  person has  previously  filed a  statement  on
Schedule  13G to report the  acquisition  which is the  subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: |_|

         Check the following box if a fee is being paid with this statement:
|_|




                                  SCHEDULE 13D

- ----------------------------------------------------                              -------------------------------------------
CUSIP No.  87612N106                                                              Page    2    of    12   Pages
          ---------------------------------------                                      -------    -------
- ----------------------------------------------------                              -------------------------------------------


- ---- ------------------------------------------------------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Capital Management, Inc.                           I.D. #13-3729429
- ---- ------------------------------------------------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a)
                                                                                                               (b)

- ---- ------------------------------------------------------------------------------------------------------------------------
 3   SEC USE ONLY

     ------------------------------------------------------------------------------------------------------------------------
- ----
 4   SOURCE OF FUNDS*

     AF
- ---- ------------------------------------------------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

- ---- ------------------------------------------------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
- -------------- --------- ----------------------------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0 shares of Common Stock
               --------- ----------------------------------------------------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             280,000 shares of Common Stock
  OWNED BY
    EACH
  REPORTING
 PERSON WITH


               --------- ----------------------------------------------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         0 shares of Common Stock
               --------- ----------------------------------------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         280,000 shares of Common Stock
- ---- ------------------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     280,000 shares of Common Stock
- ---- ------------------------------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- ---- ------------------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.4%
- ---- ------------------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
- ---- ------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


- ----------------------------------------------------                              -------------------------------------------
CUSIP No.  87612N106                                                              Page    3    of    12   Pages
          ---------------------------------------                                      -------    -------
- ----------------------------------------------------                              -------------------------------------------


- ---- ------------------------------------------------------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Associates, L.P.
- ---- ------------------------------------------------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a)
                                                                                                               (b)

- ---- ------------------------------------------------------------------------------------------------------------------------
 3   SEC USE ONLY

- ---- ------------------------------------------------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
- ---- ------------------------------------------------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

- ---- ------------------------------------------------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
- -------------- --------- ----------------------------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0 shares of Common Stock
               --------- ----------------------------------------------------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             240,000 shares of Common Stock
  OWNED BY
    EACH
  REPORTING
 PERSON WITH


               --------- ----------------------------------------------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         0 shares of Common Stock
               --------- ----------------------------------------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         240,000 shares of Common Stock
- ---- ------------------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     240,000 shares of Common Stock
- ---- ------------------------------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- ---- ------------------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.5%
- ---- ------------------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
- ---- ------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



- ----------------------------------------------------                              -------------------------------------------
CUSIP No.  87612N106                                                              Page    4    of    12   Pages
          ---------------------------------------                                      -------    -------
- ----------------------------------------------------                              -------------------------------------------


- ---- ------------------------------------------------------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Offshore, Ltd.
- ---- ------------------------------------------------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a)
                                                                                                               (b)

- ---- ------------------------------------------------------------------------------------------------------------------------
 3   SEC USE ONLY

- ---- ------------------------------------------------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
- ---- ------------------------------------------------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

- ---- ------------------------------------------------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
- -------------- --------- ----------------------------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0 shares of Common Stock
               --------- ----------------------------------------------------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             40,000 shares of Common Stock
  OWNED BY
    EACH
  REPORTING
 PERSON WITH


               --------- ----------------------------------------------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         0 shares of Common Stock
               --------- ----------------------------------------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         40,000 shares of Common Stock
- ---- ------------------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     40,000 shares of Common Stock
- ---- ------------------------------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- ---- ------------------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.9%
- ---- ------------------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
- ---- ------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                  SCHEDULE 13D



- ----------------------------------------------------                              -------------------------------------------
CUSIP No.  87612N106                                                              Page    5    of    12   Pages
          ---------------------------------------                                      -------    -------
- ----------------------------------------------------                              -------------------------------------------


- ---- ------------------------------------------------------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jonathan L. Steinberg                                I.D. ####-##-####
- ---- ------------------------------------------------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a)
                                                                                                               (b)

- ---- ------------------------------------------------------------------------------------------------------------------------
 3   SEC USE ONLY

     ------------------------------------------------------------------------------------------------------------------------
- ----
 4   SOURCE OF FUNDS*

     AF
- ---- ------------------------------------------------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

- ---- ------------------------------------------------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- -------------- --------- ----------------------------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0 shares of Common Stock
               --------- ----------------------------------------------------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             280,000 shares of Common Stock
  OWNED BY
    EACH
  REPORTING
 PERSON WITH


               --------- ----------------------------------------------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         0 shares of Common Stock
               --------- ----------------------------------------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         280,000 shares of Common Stock
- ---- ------------------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     280,000 shares of Common Stock
- ---- ------------------------------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- ---- ------------------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.4%
- ---- ------------------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
- ---- ------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 1, dated April 22, 1996, to the Schedule 13D dated March 20, 1996 (the "Schedule 13D"), filed on behalf of WisdomTree Associates, L.P. (the "Partnership"), WisdomTree Capital Management, Inc. (the "General Partner"), WisdomTree Offshore, Ltd. ("WisdomTree Offshore") and Jonathan L. Steinberg ("Mr. Steinberg" and collectively, the "Reporting Entities"), relates to the Common Stock, par value $0.01 per share (the "Common Stock") of Target Technologies, Inc., a New York corporation (the "Company") and is being filed pursuant to Rule 13d-2 under the Securities and Exchange Act of 1934, as amended.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is hereby amended and restated as set forth below:
                  The 240,000 shares of Common Stock acquired by the Partnership (the "Partnership Purchases") were acquired in brokered transactions for an aggregate purchase price of $1,715,160.15. The 40,000 shares of Common Stock purchased by WisdomTree Offshore (the "Offshore Purchases") were acquired in brokered transactions for an aggregate purchase price of $272,850.

                  The  source  of  funds  for  the  Partnership   Purchases was
investment capital contributed by the Partnership. The source of funds for the Offshore Purchases was investment capital contributed by WisdomTree Offshore.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated as set forth below:

                   (a) As of April 17, 1996, the Partnership beneficially owned a total of 240,000 shares of the Common Stock of the Company, the General Partner beneficially owned a total of 280,000 shares of the Common Stock of the Company, WisdomTree Offshore beneficially owned a total of 40,000 shares of the Common Stock of the Company and Mr. Steinberg beneficially owned a total of 260,000 shares of the Common Stock of the Company, constituting 5.5%, 6.4%, 0.9% and 6.4%, respectively, of the shares of Common Stock then outstanding, based on 4,347,293 shares of Common Stock outstanding as disclosed in the Company's quarterly report on Form 10-Q for the quarter ended November 30, 1995. As of April 17, 1996, the Reporting Entities beneficially owned a total of 280,000 shares of the Common Stock of the Company, constituting 6.4% of the shares of Common Stock then outstanding. To the best of the knowledge of the Reporting Entities, none of the individuals listed on Schedule A, with the exception of Mr. Steinberg, beneficially owns any shares of the Common Stock of the Company, except pursuant to their interests in the Partnership, the General Partner and WisdomTree Offshore.

                   (b) The Partnership, the General Partner, Mr. Steinberg and Russell Anmuth, a Vice President of the Investment Manager,
co-manager of the Partnership and co-manager of WisdomTree Offshore, share voting and dispositive power with respect to 240,000 shares of Common Stock. WisdomTree Offshore, the General Partner, Mr. Steinberg and Mr. Anmuth share voting and dispositive power with respect to 40,000 shares of Common Stock. To the best of the knowledge of the Reporting Entities, none of the individuals listed on Schedule A, with the exception of Mr. Steinberg and Mr. Anmuth, has any voting or dispositive power with respect to shares of Common Stock.

                   (c) Information concerning transactions in Common Stock effected by the Reporting Entities since the filing of the Schedule 13D on March 20, 1996 is set forth in Schedule B hereto and is incorporated by reference. Except as set forth in Schedule B, no transactions in Common Stock have been effected by any of the Reporting Entities or, to the best of the knowledge of the Reporting Entities, by any of the persons identified in Schedule A since the filing of the Schedule 13D on March 20, 1996.

                   (d)  Not applicable.

                   (e)  Not applicable.

                                   SCHEDULE A


         The following table sets forth the name and principal employment of each of the officers and directors of WisdomTree Capital Management, Inc., Individual Investor Group, Inc. and WisdomTree Offshore, Ltd., as well as the business address of each director of such entities not employed by such entities.

WisdomTree Capital
Management, Inc.                                        Position

Jonathan L. Steinberg                                   Chairman, Chief Executive Officer, Treasurer and
                                                        Director

Robert Schmidt                                          President and Director

Scot Rosenblum                                          Vice President, Secretary and Director

Russell Anmuth                                          Vice President


Individual Investor
Group, Inc.                                             Position

Jonathan L. Steinberg                                   Chairman, Chief Executive Officer and Director

Robert Schmidt                                          President, Chief Operating Officer and Director

Scot Rosenblum                                          Vice President, Secretary and Director

Henry Clark                                             Controller and Assistant
                                                        Secretary

Peter M. Ziemba                                         Assistant Secretary

Bruce Sokoloff                                          Director; Executive Vice President, Reliance Group
                                                        Holdings, Inc., 55 East 52nd Street, New York, New York
                                                        10055

WisdomTree Offshore, Ltd.                               Position

Jonathan L. Steinberg                                   Vice President

Scot Rosenblum                                          Chairman, Vice President and Director







Christopher Wetherhill                                  President and Director; Chief Executive Officer, The
                                                        Hemisphere Group Limited, Hemisphere House, 9 Church
                                                        Street, Hamilton, Bermuda

Charles Quin                                            Director; Partner, Quin & Hampson, George Town, Grand
                                                        Cayman, Cayman Islands.

                                   SCHEDULE B


The Partnership

1. On April 16, 1996, the Partnership purchased 30,000 shares of Common Stock of the Company in brokered transactions at a price of $6.13 per share.


WisdomTree Offshore

1. On April 12, 1996, WisdomTree Offshore purchased 13,000 shares of Common Stock of the Company in brokered transactions at a price of $6.63 per share.

2. On April 16, 1996, WisdomTree Offshore purchased 10,000 shares of Common Stock of the Company in brokered transactions at a price of $6.13 per share.

                                   SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated: April 22, 1996                       WISDOMTREE ASSOCIATES, L.P.

                                            By: WisdomTree Capital Management,
                                                Inc., General Partner



                                            By:/s/ Scot A. Rosenblum Name:
                                            Scot A. Rosenblum Title: Vice
                                            President



Dated: April 22, 1996                       WISDOMTREE CAPITAL MANAGEMENT, INC.



                                            By:/s/ Scot A. Rosenblum Name:
                                            Scot A. Rosenblum Title: Vice
                                            President



Dated: April 22, 1996                       WISDOMTREE OFFSHORE, LTD.



                                            By:/s/ Scot A. Rosenblum Name:
                                            Scot A. Rosenblum Title: Director



Dated: April 22, 1996                       By:/s/ Jonathan L. Steinberg
                                               -------------------------
                                               Jonathan L. Steinberg